UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                            Onyx Software Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    683402200
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                February 14, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF         7  SOLE VOTING POWER
SHARES               29,483 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  ---------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            29,483 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          --------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           29,483 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.16%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA



                                  SCHEDULE 13D
CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               669,619 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            669,619 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             669,619 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.73%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               124,446 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            124,446 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          124,446 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.69%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               152,011 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            152,011 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           152,011 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.85%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               91,323 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            91,323 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           91,323 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.51%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Onyx Software Corporation, 1100 12th Avenue Northeast, Suite 100, Bellevue, WA., 98004.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of January 9, 2006.

                                    Shares of Common Stock

Loeb Arbitrage Fund                         669,619
Loeb Partners Corporation                    29,483
Loeb Offshore Fund Ltd.                     124,446
Loeb Marathon Fund LP                        152,011
Loeb Marathon Offshore Fund Ltd.              91,323
                                        ------------
                                           1,066,882

The total shares of Common Stock constitutes 5.94% of the 17,965,000 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above.

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.           12-29-05       3802              $4.06
                              12-30-05       3626               4.22
                              01-03-06       6493               4.31
                              01-04-06       3185               4.51
                              01-05-06       8325               4.62
                              01-06-06      23865               4.64
                              01-09-06       4672               4.81
                              01-20-06         93               3.77

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           12-29-05      67421              $4.06
                              12-30-05      43995               4.24
                              01-03-06      79182               4.31
                              01-04-06      38861               4.50
                              01-05-06     101518               4.62
                              01-06-06     291053               4.63
                              01-09-06      56978               4.81
                              01-20-06       1135               3.77

Holder                            Date     Shares      Average Price
Loeb Offshore Fund Ltd.       12-29-05      13369              $4.06
                              12-30-05       6646               4.24
                              01-03-06      11960               4.31
                              01-04-06       5870               4.50
                              01-05-06      15334               4.62
                              01-06-06      43963               4.63
                              01-09-06       8606               4.81
                              01-17-06        172               3.77


Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         12-29-05       5971              $4.06
                              01-04-06       6182               4.50
                              01-09-06      13364               4.63
                              01-17-06       1226               4.88

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        12-29-05       3688              $4.06
     Fund Ltd.                01-04-06       3818               4.50
                              01-09-06       8255               4.63




                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.           01-09-06        506              $4.83
                              01-20-06        798               4.51
                              01-20-06        947               4.48
                              01-27-06         44               3.91
                              01-27-06       2165               3.93
                              01-30-06       1571               3.92
                              01-31-06       1571               3.92
                              02-01-06        514               3.98
                              02-06-06        383               3.99
                              02-06-06        240               4.52
                              02-07-06        491               4.43
                              02-14-06        620               4.38
                              02-15-06        691               3.75
                              02-15-06          2               3.98

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           01-09-06       6176              $4.83
                              01-20-06      11558               4.48
                              01-20-06       9732               4.51
                              01-27-06       1010               3.91
                              01-30-06      35668               3.92
                              01-31-06      11913               3.97
                              02-01-06      10762               3.98
                              02-06-06       5424               4.52
                              02-06-06       5407               3.99
                              02-07-06      13249               4.43
                              02-14-06      14078               4.38
                              02-15-06         48               3.98
                              02-15-06      17535               3.75

Holder                            Date     Shares      Average Price
Loeb Offshore Fund Ltd.       01-09-06        983              $4.83
                              01-20-06       1745               4.48
                              01-20-06       1470               4.51
                              01-27-06        181               3.93
                              01-27-06       4203               3.92
                              01-30-06       6402               3.97
                              01-31-06       3192               3.98
                              02-01-06       2985               3.98
                              02-06-06       1008               4.52
                              02-14-06       2616               4.38
                              02-15-06       1074               3.75

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         01-09-06       1475              $4.83
                              01-20-06       2571               4.48
                              01-27-06        226               3.91
                              01-30-06       7977               3.92
                              01-31-06       1512               3.97
                              02-01-06       1250               3.98
                              02-06-06       1710               3.99
                              02-06-06       1230               4.52
                              02-07-06       3277               4.43
                              02-14-06       3195               4.38
                              02-15-06       3560               3.75

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        01-09-06        910              $4.83
     Fund Ltd.                01-20-06       1579               4.48
                              01-27-06        652               3.93
                              01-30-06       4898               3.92
                              01-31-06       3118               3.97
                              02-01-06       2960               3.98
                              02-06-06        740               4.52
                              02-07-06        783               4.43
                              02-14-06       1920               4.38
                              02-15-06       2140               3.75


All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 23, 2006                   Loeb Partners Corporation


                                    By: /s/ Gideon J. King
                                            Executive Vice President

February 23, 2006                        Loeb Arbitrage Fund
                                    By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                            President

February 23, 2006                        Loeb Offshore Fund Ltd.



                                     By: /s/ Gideon J. King
                                             Director




February 23, 2006                         Loeb Marathon Fund LP
                               By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                              President

February 23, 2006                        Loeb Marathon Offshore Fund Ltd.


                                      By: /s/ Gideon J. King
                                              Director